

May 5, 2015

<u>Via E-mail</u>
Sarkis Tsaoussian
Chief Executive Officer
Il2m International Corp.
3500 West Olive Avenue
Suite 810
Burbank, California 91505

> **Re: il2m International Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on April 28, 2015**
> **File No. 333-176587**

Dear Mr. Tsaoussian:

We have limited our review of your preliminary information statement to the issues we have addressed in our comment. Please respond to this letter by amending the information statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your information statement, we may have additional comments.

1. We note that you are filing this information statement in order to advise your shareholders that your Board of Directors and shareholders holding a majority of your outstanding voting capital stock have approved the termination of a license agreement dated October 29, 2013 between your wholly owned subsidiary, il2m, Inc., and il2m Global Limited, which constitutes a transfer of substantially all of your assets. However, it appears that you have included disclosure in your information statement that is not applicable to the action described above, as discussed below:

   - You refer to an Authorized Capital Amendment in the Vote Required section on page 2 and in the No Appraisal Rights for the Amendment section on page 5 (this entire section should be removed);
   - You refer to an Authorized Capital Amendment in the second paragraph of the Vote Required for Approval on page 7 (this entire paragraph should be revised);
   - The last paragraph of the Voting Securities and Principal Holders Thereof section discloses the incorrect percentage of 61.50% for the percent of voting power held by the controlling shareholders when it should reflect that such shareholder control 81.88% of the voting power; and

- The last paragraph of the Voting Securities and Principal Holders Thereof also references proposals One through Four in the second sentence when there are not four proposals being presented in the filing (this entire paragraph should be revised or removed).

Please amend your information statement to remove or revise the above disclosure which is not applicable to the action being communicated to your shareholders in the information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director